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EMAIL:  AFREEDMAN@OLSHANLAW.COM
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May 13, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	iPass Inc.
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed April 16, 2015 by Catalysis Partners, LLC et al.

Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2015 by Catalysis Partners, LLC et al.
File No. 0-50327

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 24, 2015 (the “Staff Letter”), with regard to the above-referenced soliciting materials and Preliminary Proxy Statement filed by Catalysis Partners, LLC and the other members of iPass Shareholders for Change (collectively, “iPass Shareholders for Change”) on April 17, 2015 (the “Proxy Statement”) with respect to iPass Inc. (“iPass” or the “Company”).  We have reviewed the Staff Letter with our clients and provide the following responses on their behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Soliciting Materials filed April 16, 2015

1.
Refer to the statement “[d]espite the multiple-failed attempts to sell the business since 2008, continually falling short of executing several different business plans... and the alarming cash depletion, we remain confident that under the right leadership and direction iPass can generate significant value for shareholders.”  It is our understanding that:

•	in July 2014, iPass successfully completed the sale of its Unity Managed Network Services business unit for $28.2 million, as publicly announced in its SEC filings;

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 13, 2015

•
iPass has executed on a number of business plans, including growing to 18 million Wi-Fi hotspots in over 120 countries from 110,000 Wi-Fi and wired hotspots as of December 31, 2008, launching mobile applications, and growing its customer base, all as publicly announced in its SEC filings; and

•
iPass’ cash and cash equivalents increased from approximately $24.0 million as of December 31, 2013, to $33.8 million as of December 31, 2014, a 41% increase in cash, not a depletion of cash, also as publicly announced in its SEC filings.

In light of the above, please either provide support for the statements made in the soliciting material or avoid making this or similar statements in future filings.

We acknowledge the Staff’s comment and advise on a supplemental basis that the statement “multiple failed attempts to sell the business” refers solely to a sale of the Company as a whole. Specifically, we note that selling a division raises cash that offsets previously consumed cash and is therefore not equivalent to selling the entire Company.  Further, we note that on November 3, 2008, the Company announced that in June 2008 it had engaged an investment-banking firm to explore strategic alternatives. Without disclosing the name of the firm or the details of the alternatives considered, the Company’s Board of Directors (the “Board”) unanimously decided to continue to remain independent and instead focus on an independent strategy.  Then, on September 8, 2014, the Company issued a press release announcing that it had retained Blackstone Advisory Partners, L.P. as its financial advisor to examine strategic alternatives.  On February 18, 2015, however, the Company issued a press release announcing the conclusion of the strategic alternatives review process initiated in September 2014.

With respect to the second above-referenced statement, we respectfully note that while the Company may have implemented certain aspects of its business plans, such implementation in and of itself does not mean that such business plans, including the stated objectives of such business plans to improve the Company’s operational performance, were properly executed or realized. This is the basis for our clients’ concern.  iPass’ stated goal for such business plans was to achieve positive EBITDA, but in actuality the Company has generated negative or flat EBITDA.  The Company may have increased its Wi-Fi and wired hotspots and launched mobile applications, but these implementations have not resulted in improved operational performance. Thus, our clients believe that iPass has fallen short of executing several business plans to the extent that their implementation has not achieved the stated goals.

With respect to the third above-referenced statement, we advise the Staff on a supplemental basis that the cash balance only increased following the sale of the Company’s Unity Managed Network Services business unit to Tolt Solutions on June 30, 2014 for $28.2 million and therefore absent such a sale, the Company’s cash would not have increased.  Our clients’ believe that overall the Company’s cash depletion is alarming.  Nevertheless, if we use similar statements in the future, we will clarify such statements and/or provide relevant disclosure.

Preliminary Proxy Statement

2.
Refer to the statement “[a]t the Company’s annual meeting of stockholders held on May 29, 2008, holders of more than twenty-seven percent (27%) of iPass stock withheld their votes for Mr. Beletic in an uncontested election.  Notwithstanding the clear vote of no-confidence by the iPass stockholders...”  Based on this statement, it would appear Mr. Beletic received a favorable vote from over 73% of stockholders.  A vote of no-confidence would appear to have been a vote, at a minimum, of less than 50%.  Please characterize such assertion of opinion as such and ensure that a reasonable factual basis for such opinion exists.  Support for such opinion should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure.  To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 8 of the Proxy Statement.

May 13, 2015

We are Concerned that Cronyism on the Board and Within Management has Undermined Effective Governance and Contributed to Stockholder Value Erosion, page 6

3.
Refer to both this caption and the first paragraph that follows.  Please either provide support for the reference to cronyism or remove such statement from the proxy statement.  It is our understanding that:

•
the Compensation Committee of the Board comprises three members, all of whom, including Mr. Beletic, are independent as independence is currently defined in Rule 5605(a)(2) of the Nasdaq Listing Rules;

•
the Compensation Committee has historically analyzed third party data in order to establish the Chief Executive Officer’s compensation and engaged Barney & Barney LLC to perform executive compensation studies; and

•	Mr. Kaplan’s compensation has received approval on an advisory basis from the stockholders of the Company.

 We acknowledge the Staff’s comment and advise on a supplemental basis that under the definition of “independence” in Rule 5605(a)(2) directors who maintain, or have maintained, personal and professional relationships with one another outside the Company may still be deemed to be “independent” for purposes of the Nasdaq Listing Rules.  Our clients believe that cronyism exists on the Board through such personal and professional relationships among and between certain of its members and that such relationships may have undermined effective governance and contributed to stockholder value erosion at iPass. Nevertheless, we have revised this header in the Proxy Statement in response to the Staff’s comment to replace “We are Concerned” with “We Believe” and to replace “Has Undermined” with “May Have Undermined” and “Contributed” with “May Have Contributed.”  Please see page 8 of the Proxy Statement.

4.
Refer to the second paragraph following the above caption.  It is our understanding that Mr. Majiteles has never been associated with the Morgan Stanley Venture Capital Group.  Please revise accordingly.

We acknowledge the Staff’s comment and have revised the Proxy Statement to replace “were both venture partners at Morgan Stanley Venture Capital Group” with “are both currently Operating Partners affiliated with venture capital firm Oak Investment Partners.”  Please see page 8 of the Proxy Statement.

We are Concerned About the Board’s Poor Performance..., page 8

5.	Refer to the last sentence. Please revise to reconcile the numerical percentages in parentheses with the reference to “less than [thirty/twenty] percent.”

We acknowledge the Staff’s comment and have removed the statement containing the numerical percentages from the Proxy Statement.

May 13, 2015

We are Concerned About the Company’s Ability to Evolve and Adapt…, page 8

6.	Please provide support for the statements made in the paragraph following this caption.

We acknowledge the Staff’s comment and have removed this paragraph from the Proxy Statement.

Proposal No. 1 Election of Directors, page 10

7.
We note disclosure in the last paragraph on page 12 referencing substitute nominees.  Please confirm for us that should iPass Shareholders for Change nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We acknowledge the Staff’s comment and hereby confirm that should iPass Shareholders for Change nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Votes Required for Approval, page 15

8.	The paragraph discussing the votes required for the election of directors describes abstentions. Abstention is not an option for this particular proposal. Please advise or revise.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 18 of the Proxy Statement.

*      *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Timothy Maguire, Maguire Asset Management, LLC
John P. Francis, Francis Capital Management, LLC
Neil Weiner, Foxhill Opportunity Fund, L.P.

May 13, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated April 24, 2015 (the “Staff Letter”) relating to the Preliminary Proxy Statement filed by the undersigned on April 17, 2015 and related additional soliciting materials (the “Filings”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGES]

May 13, 2015

CATALYSIS PARTNERS, LLC			CATALYSIS OFFSHORE LTD.

By:	Francis Capital Management, LLC, its Managing Member and Investment Manager

By:	/s/ John P. Francis		By:	/s/ John P. Francis
	Name:	John P. Francis		Name:	John P. Francis
	Title:	Managing Member		Title:	Director

FRANCIS CAPITAL MANAGEMENT, LLC

By:	/s/ John P. Francis
	Name:	John P. Francis
	Title:	Managing Member

/s/ John P. Francis
JOHN P. FRANCIS

FOXHILL OPPORTUNITY FUND, L.P.			FOXHILL CAPITAL (GP), LLC

By:	/s/ Neil Weiner		By:	/s/ Neil Weiner
	Name:	Neil Weiner		Name:	Neil Weiner
	Title:	Managing Member		Title:	Managing Member

May 13, 2015

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

/s/ Neil Weiner
NEIL WEINER

MAGUIRE FINANCIAL, LP			MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire		By:	/s/ Timothy Maguire
	Name:	Timothy Maguire		Name:	Timothy Maguire
	Title:	Managing Member		Title:	Managing Member

/s/ Timothy Maguire
TIMOTHY MAGUIRE

ZUMA CAPITAL MANAGEMENT LLC

By:	ZCM Opportunities Fund LP, its Investment Manager

By:	/s/ Brent S. Morrison
	Name:	Brent S. Morrison
	Title:	Managing Director

May 13, 2015

ZCM OPPORTUNITIES FUND LP

By:	/s/ Brent S. Morrison
	Name:	Brent S. Morrison
	Title:	Managing Director

/s/ Brent S. Morrison
BRENT S. MORRISON

/s/ Richard A. Karp	/s/ Damien J. Park
RICHARD A. KARP	DAMIEN J. PARK

/s/ Norman J. Rice	/s/ Kenneth H. Traub
NORMAN J. RICE	KENNETH H. TRAUB